Exhibit 99.2

GOLD RESERVE INC.
March 31, 2015
Management’s Discussion and Analysis

U.S. Dollars

(unaudited)

 Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview

This Management’s Discussion and Analysis of Financial Condition and Results of Operations, dated
May 14, 2015 is intended to assist in understanding and assessing our results of operations and financial condition and should be read in conjunction with the consolidated financial statements and related notes.

Gold Reserve, an exploration stage company, is engaged in the business of acquiring, exploring and developing mining projects. Management’s recent efforts have included:

▪  concluding its arbitration claim (the "Brisas Arbitration") against Venezuela in connection with the seizure of the Company's Brisas Project through the issuance by the tribunal (the "ICSID Tribunal" or "Tribunal") of the International Center for Investment Disputes (the "ICSID") of an arbitral award (the "Arbitral Award" or "Award") on September 22, 2014 and reconfirmation on December 15, 2014;

▪  pursuing any and all means to ensure timely payment of the Arbitral Award by the government of Venezuela and  identifying appropriate assets that might be seized or attached in satisfaction of the Arbitral Award;

▪  negotiating and closing an agreement to extend the maturity date of $25.3 million aggregate principal amount of convertible notes (the "Modified Notes") from June 29, 2014 to December 31, 2015, issue $12 million of new notes (the "New Notes")  also maturing December 31, 2015 and agreeing to pay future interest on the Modified and New Notes at 11% interest in the form of a note (the "Interest Notes") payable in cash at maturity on December 31, 2015;

▪  pursuing all efforts to sell the remaining Brisas Project related assets; and

▪  evaluating other exploration mining prospects.

Brisas Arbitration

In October 2009, Gold Reserve initiated a claim (the "Brisas Arbitration") under the Additional Facility Rules of the ICSID of the World Bank. The Company filed its claim to obtain compensation for the losses caused by the wrongful actions of Venezuela that terminated the Brisas Project in violation of the terms of the Treaty between the Government of Canada and the Government of Venezuela for the Promotion and Protection of Investments (the "Canada-Venezuela BIT"). (Gold Reserve Inc. v. Bolivarian Republic of Venezuela (ICSID Case No. ARB(AF)/09/1)).

The September 22, 2014 ICSID Arbitral Award

On September 22, 2014, the ICSID Tribunal unanimously awarded to the Company the Arbitral Award totaling (i) $713 million in damages, plus (ii) pre-award interest from April 2008 through the date of the Award based on the U.S. Government Treasury Bill Rate, compounded annually totaling, as of the date of the Award, approximately $22.3 million and (iii) $5 million for legal costs and expenses, for a total, as of September 22, 2014, of $740.3 million. The Award (less legal costs and expenses) accrues post-award interest at a rate of LIBOR plus 2%, compounded annually (approximately $52,000 per day) for a total estimated Award obligation as of the date of this report of $751 million. An ICSID Additional Facility Award is enforceable globally in jurisdictions that allow for the recognition and enforcement of commercial arbitral awards.

The December 15, 2014 Reconfirmation of Arbitral Award

Subsequent to the issuance of the Arbitral Award, Venezuela and the Company filed requests for the ICSID Tribunal to correct what each party identified as "clerical, arithmetical or similar errors" in the Award as is permitted by the rules of ICSID’s Additional Facility. The Company identified what it considered an inadvertent arithmetic error that warranted an increase in the Award of approximately $50 million and Venezuela identified what it contended were significant inadvertent arithmetic errors that supported a reduction of the Award by approximately $361 million.

On December 15, 2014, the Tribunal denied both parties’ requests for correction and reaffirmed the Award originally rendered in favor of Gold Reserve on September 22, 2014 (the "December 15th Decision"). This proceeding marked the end of the Tribunal’s jurisdiction with respect to the Award.

Legal Activities in France

The Award was issued by a Tribunal constituted pursuant to the arbitration rules of ICSID’s Additional Facility and, by agreement of the parties, the seat of the Tribunal was in Paris.  As a consequence, the Award is subject to review by the French courts.

Venezuela's Requests for Annulment

Application for Annulment of the September 22, 2014 ICSID Arbitral Award

In late October 2014, Venezuela filed an application before the Paris Court of Appeal, declaring its intent to have the September 2014 Award annulled or set aside. According to the schedule established by the Paris Court of Appeal, written pleadings are to be closed by October 15, 2015 and the hearing of Venezuela’s application to annul is to take place on November 3, 2015.   At this stage, the Company expects that a judgment on Venezuela’s application will be rendered before the end of the year, although this is a matter over which the Company has no control.

 Application for Annulment of the December 15, 2014 Reconfirmation of Arbitral Award

Venezuela also filed an application before the Paris Court of Appeal to annul the December 15th Decision whereby the Tribunal dismissed Venezuela’s motion to correct the Award (see December 15, 2014 Reconfirmation of Arbitral Award above).  Venezuela filed its brief on this matter on May 5, 2015 and on May 7, 2015 the Paris Court of Appeal accepted a proposal by both parties to follow the same procedural schedule established for the initial application for annulment discussed above which could allow a decision on both of Venezuela's annulment applications before the end of the year although, similar to the initial application for annulment, this is a matter over which the Company has no control. Neither annulment proceedings discussed herein affect the finality of the Award or its enforceability in the interim.

Petition for Exequatur

In early November 2014, the Company filed a petition before the Paris Court of Appeal to obtain an order of exequatur for the recognition of the Company’s Award as a judgment of the Court. Venezuela opposed the Company’s petition and requested a stay of execution pending the determination of its application for annulment of the Award discussed above. On January 29, 2015, the Paris Court of Appeal granted the Company’s petition for exequatur and dismissed Venezuela’s request to stay the execution of the Award pending the outcome of its application to annul the Award. Since Venezuela was denied its motion to stay the execution of the Award, the exequatur or recognition of the Company’s ICSID Award as a judgement of the Court, granted on January 29, 2015, is not appealable and remains in full force and effect.

Legal Activities in US District Court for the District of Columbia

On November 26, 2014 the Company filed, in the US District Court for the District of Columbia ("DDC"), a petition to confirm the Award dated September 22, 2014.  Once the Award is confirmed it will be enforceable in the United States as a judgment of the court. Venezuela initially avoided service related to the filing, refused, among other things, to authorize its U.S. counsel to accept service and otherwise contested the validity of service.

Subsequently on April 15, 2015, Venezuela agreed to accept service of Gold Reserve’s Petition to confirm the Award and further agreed to respond to the Petition on or before June 12, 2015 (sixty days of the agreed service date). The Company’s intention is to move expeditiously towards obtaining confirmation of the Award in the U.S. and consider enforcement options in due course.

Legal Activities in Luxembourg

On October 28, 2014, the Company was granted an exequatur for the recognition and execution of the Award by Tribunal d’arrondissement de et à Luxembourg. As a result, the Company is free to proceed with conservatory or attachment actions against Venezuela’s assets in the Grand Duchy of Luxembourg. On January 12, 2015, Venezuela filed a notice of appeal of this decision in the Cour d’appel de Luxembourg (the "Luxembourg Court of Appeal") asking for a stay of execution pending the determination of its application to annul the Award before the Paris Court of Appeal. The Luxembourg Court of Appeal subsequently issued a scheduling direction, dividing Venezuela’s arguments in two and ordering that the arguments on form and the request for stay of execution be heard together, on May 21, 2015. In accordance with the scheduling direction, the Company filed its response to Venezuela’s first set of arguments, on March 16, 2015, Venezuela filed a reply on April 21, 2015 and, thereafter the Company filed its reply on April 30, 2015.

The Company, on several occasions, served on various Luxembourg banks the equivalent of writs of garnishment relating to interest payments on Venezuela sovereign bonds and any other funds owned by Venezuela. These banks were chosen because they are designated as paying agents or transfer agents in listing memoranda relating to various bonds issued by Venezuela and listed on the Luxembourg Stock Exchange. The banks continue to deny holding funds for the account of Venezuela, which appears to contradict the information contained in the listing memoranda. As a result, the Company intends to have the issue determined by the appropriate court or judge having jurisdiction in Luxembourg over such matters.

Communications with Venezuela

Representatives from Venezuela and the Company have had a number of communications regarding the satisfaction of the Award with no agreement to-date. While Venezuela continues to challenge the validity and/or amount of the Arbitral Award and vigorously opposes actions the Company has taken in the various jurisdictions to effect enforcement and payment of the Award, the Company believes that Venezuela will ultimately honor its international obligations although there can be no assurances in this regard. The Company remains firmly committed to the enforcement and collection of the Arbitral Award including accrued interest in full and will continue to vigorously pursue all available remedies accordingly in every jurisdiction where it perceives that it can draw a benefit that will bring it closer to the collection of the Arbitral Award.

Venezuela’s Intent to Develop the Brisas/Las Cristinas Mine

Historically Venezuela has publicly stated its intent to develop the Brisas Project and contiguous areas and has reportedly had discussions with one or more major corporations for initial studies related to the development and eventual construction of the Brisas or Brisas-Cristinas mine as a large gold-copper complex. In December 2013, the Venezuelan government granted the gold exploration and mining rights in three areas located in Bolivar State (including the area of the Brisas gold and copper deposit) valued at $30 billion to Empresa Nacional Aurifera, S.A. ("ENA"), a subsidiary of the Venezuelan State-owned oil company Petróleos de Venezuela, S.A. ("PDVSA") and concurrently ENA sold a 40% interest to Venezuela's central bank, Banco Central de Venezuela (BCV") for an estimated $12 billion allowing PDVSA to offset promissory notes payable to BCV totaling $21.5 billion and record a gain on the transaction of approximately $9.5 billion. Gold Reserve is prepared to assist Venezuela to find a joint solution that would include the transfer of the extensive technical data related to the development of the Brisas Project that was compiled by the Company. This would allow PDVSA, ENA, BCV and their contractor/consultants to develop Brisas on an accelerated basis for the benefit of Venezuela, with appropriate compensation for the Company apart from the collection of any payments associated with the Award.

The Company’s Intent to Distribute Collection of the Arbitral Award to Shareholders

Subject to applicable regulatory requirements regarding capital and reserves for operating expenses, accounts payable and income taxes, and any obligations arising as a result of the collection of the ICSID Award including payments pursuant to the terms of the convertible notes (if not otherwise converted), Interest Notes, CVR's, Bonus Plan and Retention Plan (all as defined herein) or undertakings made to a court of law, the Company's current plans are to distribute to its shareholders, in the most cost efficient manner, a substantial majority of any net proceeds.

Obligations Due Upon Collection of Arbitral Award and Sale of Brisas Technical Mining Data

The Board of Directors (the "Board") approved a Bonus Pool Plan ("Bonus Plan") in May 2012, which is intended to reward the participants, including executive officers, employees, directors and consultants, for their past and future contributions including their efforts related to the development of the Brisas Project, execution of the Brisas Arbitration and the collection of an award, if any. The bonus pool under the Bonus Plan will generally be comprised of the gross proceeds collected or the fair value of any consideration realized related to such transactions less applicable taxes times 1% of the first $200 million and 5% thereafter. Participation in the Bonus Plan vests upon the participant’s selection by the Committee of independent directors, subject to voluntary termination of employment or termination for cause. The Company also maintains the Gold Reserve Director and Employee Retention Plan (see Note 9 to the consolidated financial statements).  Units ("Retention Units") granted under the plan become fully vested and payable upon: (1) collection of proceeds from the Arbitral Award and/or sale of mining data and the Company agrees to distribute a substantial majority of the proceeds to its shareholders or, (2) the event of a change of control. The Company currently does not accrue a liability for the Bonus or Retention Plan as events required for payment under the Plans have not yet occurred.

The Company has outstanding contingent value rights ("CVR's") which entitles each note holder that participated in the 2012 Restructuring (as defined herein) to receive, net of certain deductions (including income tax calculation and the payment of current obligations of the Company), a pro rata portion of a maximum aggregate amount of 5.468% of the proceeds actually received by the Company with respect to the Brisas Arbitration proceedings or disposition of the technical data related to the development of the Brisas Project that was compiled by the Company (the "Brisas Project Technical Mining Data"). The proceeds, if any, could be cash, commodities, bonds, shares and/or any other consideration received by the Company and if such proceeds are other than cash, the fair market value of such non-cash proceeds, net of any required deductions (e.g., for taxes) will be subject to the CVR's and will become an obligation of the Company only as the Arbitral Award is collected.

Included in accounts payable is approximately $2.9 million which represents legal fees deferred during the arbitration but now payable as a result of the Arbitral Award. In addition, the Company is obligated to pay contingent legal fees of approximately $1.7 million due upon the collection of the Award.

Exploration Prospects

La Tortuga Property

In April 2012, Soltoro Ltd. granted the Company the right to earn an undivided 51% interest in the 11,562 hectare La Tortuga property, a copper and gold prospect located in Jalisco State, Mexico, by making an aggregate $3.65 million in option payments and property expenditures over three years. Subsequently the Board concluded that continued investment in the property was no longer warranted and the Company expensed all previously capitalized costs as of June 30, 2014 and formally terminated its option on the property in August 2014.

The Company continues to evaluate alternative prospects with a focus on, among other things, location, the mineralized potential, economic factors and the level and quality of previous work completed on the prospect. The Company is focused on prospects that are located in politically friendly jurisdictions, which have a clear and well-established mining, tax and environmental laws and an experienced mining authority.

Financial Overview

The Company's overall financial position continues to be influenced by a number of significant historical events: the seizure of the Brisas Project by the Venezuelan government, legal costs related to obtaining the Arbitral Award and efforts to enforce and collect it, interest expense related to notes payable, the subsequent write-off of the accumulated Brisas Project development costs, impairment of the value of the equipment originally acquired for the Brisas Project and our restructuring of outstanding debt in 2012 and 2014.

Recent operating results continue to be shaped by expenses associated with the enforcement and collection of the Arbitral Award in various international jurisdictions, interest expense related to our debt, write-down of Brisas Project equipment during 2014 and maintaining the Company's legal and regulatory obligations in good standing.

The Company has no commercial production and, as a result, continues to experience losses from operations, a trend the Company expects to continue unless the Company collects, in part or whole, the Arbitral Award and/or acquires and develops a mineral project which results in positive results from operations.

Historically the Company has financed its operations through the issuance of common stock, other equity securities and debt. The timing of any future investments or transactions if any, and the amounts that may be required cannot be determined at this time and are subject to available cash, the collection, if any, of the Award, sale of remaining Brisas Project related equipment, the timing of the conversion or maturity of the outstanding convertible notes and/or future financings, if any. The Company has only one operating segment, the exploration and development of mineral properties

The Company's efforts to address its longer-term funding requirements may be adversely impacted by financial market conditions, industry conditions, regulatory approvals or other unknown or unpredictable conditions and, as a result, there can be no assurance that additional funding will be available or, if available, offered on acceptable terms.  In view of these uncertainties there is substantial doubt about the Company's ability to continue as a going concern.

During the second quarter of 2014, the Company extended the maturity date of its $25.3 million Modified Notes from June 29, 2014 to December 31, 2015 and issued $12 million of New Notes also maturing December 31, 2015, net of costs of approximately $1.3 million. The Modified Notes were amended to be consistent with the terms of the New Notes (as more fully described herein and in Note 11 to the consolidated financial statements).

The Company also continues its efforts to dispose of the remaining Brisas Project assets, pursue a timely completion of the Brisas Arbitration claim before ICSID and maintain its willingness to pursue settlement discussions relating to our dispute with the Venezuelan government.

Liquidity and Capital Resources

At March 31, 2015, the Company had cash and cash equivalents of approximately $4.9 million which represents a decrease from December 31, 2014 of approximately $1.6 million. The net decrease was due to cash used by operations as more fully described in the “Operating Activities” section below.

	2015	Change	2014
Cash and cash equivalents	$4,880,184	$(1,558,963)	$6,439,147

As of March 31, 2015, the Company had financial resources including cash, cash equivalents and marketable securities totaling approximately $5.1 million, Brisas Project related equipment which is subject to disposal with an estimated fair value of approximately $12.4 million (See Note 7 to the consolidated financial statements) and short-term financial obligations including convertible notes and interest notes of $40.6 million face value and accounts payable and accrued expenses of approximately $3.9 million. Included in accounts payable is approximately $2.9 million which represents legal fees deferred during the arbitration but now payable as a result of the Award. In addition, the Company is obligated to pay contingent legal fees of approximately $1.7 million due upon the collection of the Award. As of the date of this report, the Company had approximately
$4.5 million in cash and investments, which are held primarily in U.S. dollar denominated accounts.

The Company has no revenue producing operations at this time and its working capital position, cash burn rate and debt maturity schedule will require the Company to seek additional sources of funding to ensure the Company’s ability to continue its activities in the normal course. To address its longer-term funding requirements, primarily the convertible notes due in December 2015, the Company is continuing its efforts to dispose of the remaining Brisas Project related assets and pursue a timely and successful collection of the Arbitral Award and sale of the Brisas Project Technical Mining Data. The Company may also initiate other debt and equity funding alternatives that may be available.

Operating Activities

Cash flow used in operating activities for the three months ended March 31, 2015 and 2014 was approximately $1.6 million and $1.4 million, respectively. Cash flow used in operating activities consists of net operating losses (the components of which are more fully discussed below) adjusted for non-cash expense items primarily related to accretion of convertible notes recorded as interest expense, stock option compensation and certain changes in working capital.

Cash flow used in operating activities during the three months ended March 31, 2015 increased from the prior comparable period primarily due to an increase in costs associated with the enforcement and collection of the Arbitral Award partially offset by a decrease in exploration expense.

Investing Activities

The Company did not have cash flows from investing activities during the three months ended March 31, 2015 and 2014. As of March 31, 2015, the Company held approximately $12.4 million of Brisas project related equipment intended for future sale.

Financing Activities

The Company had no cash flows from financing activities in the first quarter of 2015. In 2014, the Company had net proceeds from the issuance of common shares related to the exercise of employee stock options totaling $68,250.

Contractual Obligations

The following table sets forth information on the Company’s material contractual obligation payments for the periods indicated as of March 31, 2015 (For further details see Note 11 to the consolidated financial statements):

	Payments due by Period
	Total	Less than 1 Year	1-3 Years	4-5 Years	More Than 5 Years
Convertible Notes[1,2]	$ 38,350,000	$ 37,308,000	$ -	$ -	$ 1,042,000
Interest Notes[2]	6,754,086	6,754,086	-	-	-
Interest	429,825	57,310	114,620	114,620	143,275
	$ 45,533,911	$ 44,119,396	$ 114,620	$ 114,620	$ 1,185,275

1         Includes $37,308,000 principal amount of 11% convertible notes due December 31, 2015 and $1,042,000 principal amount of 5.50% convertible notes due June 15, 2022. Subject to certain conditions, the notes may be converted into Class A common shares of the Company, redeemed or repurchased. The amounts shown above include the interest and principal payments due unless the notes are converted, redeemed or repurchased prior to their due date (See Note 11 to the consolidated financial statements).

The convertible notes consist of $25,308,000 of notes issued in 2012 pursuant to the 2012 Restructuring and subsequently extended and amended pursuant to the 2014 Restructuring (the "Modified Notes"); $12,000,000 of notes issued in 2014 pursuant to the 2014 Restructuring (the "New Notes") and $1,042,000 of notes originally issued in May 2007 and still outstanding (the "Old Notes"). Interest Notes consist of interest at 11% per year due on the Modified Notes and the New Notes which is accrued and paid quarterly in the form of a note which is payable in cash at maturity.

The 2012 Restructuring refers to the exchange by the Company and the holders of $102.3 million of Old Notes for $33.8 million cash, 12,412,501 Class A common shares, modified notes with a face value of $25.3 million ("Modified Notes") and contingent value rights ("CVR’s") totaling 5.468% of any future proceeds, net of certain deductions.

The 2014 Restructuring refers to the extension of the maturity date of the $25.3 million Modified Notes from June 29, 2014 to December 31, 2015, the issuance of $12 million of New Notes also maturing December 31, 2015. The interest paid on the Modified Notes was increased to 11% from 5.5% to be consistent with the interest paid on the New Notes.

2      The amount recorded as convertible notes and interest notes in the consolidated balance sheet as of March 31, 2015 is comprised of $35.6 million carrying value of Modified Notes, New Notes and Interest Notes (all due on December 31, 2015) issued pursuant to the 2014 Restructuring and $1.0 million of Old Notes (due June 15, 2022) held by other note holders who declined to participate in the 2012 Restructuring. The carrying value of notes will be accreted to face value using the effective interest rate method over the expected life of the notes with the resulting charge recorded as interest expense.

Results of Operations

Summary Results of Operations

Consolidated net loss for the three months ended March 31, 2015 was approximately $3.7 million representing an increase of $0.9 million from the comparable period in 2014.

	2015	2014	Change
Other Income (Loss)	$ 16,602	$ (5,632)	$ 22,234
Total Expenses	(3,728,933)	(2,807,981)	(920,952)
Net Loss	$ (3,712,331)	$(2,813,613)	$ (898,718)

Other Income

The Company has no commercial production at this time and, as a result, other income is typically variable from period to period. The change in other income was primarily due to an increase in foreign exchange gain.

	2015	2014	Change
Interest	$ 2	$ 116	$ (114)
Foreign currency gain (loss)	16,600	(5,748)	22,348
	$ 16,602	$ (5,632)	$ 22,234

Expenses

Corporate general and administrative, exploration and legal and accounting expenses for the three months ended March 31, 2015 decreased by approximately $0.1 million from the comparable period in 2014. General and administrative expense increased primarily as a result of increases in non-cash charges associated with the granting of stock options and other costs. Exploration expenses decreased due to the termination of activity on the Tortuga project in 2014. The decrease in legal and accounting expense is primarily attributable to a decrease in fees incurred for corporate and tax planning activities.

Pursuant to generally accepted accounting principles, the Company records a non-cash expense associated with the issuance of options using the fair value method of accounting which is computed using the Black-Scholes method and expensed over the vesting period of the option. Accounting rules do not provide for the recovery of previously expensed amounts associated with expired share purchase options. The Company recorded non-cash compensation expense during the three months ended March 31, 2015 and 2014 of approximately $60,000 and Nil, respectively, for stock-based grants made in 2015 and prior periods.

Expenses associated with the enforcement of the Arbitral Award, equipment holding costs, Venezuelan operations and interest for the three months ended March 31, 2015 increased from the comparable period in 2014 by approximately $1.0 million. The increase in interest expense was due to the 2014 extension of the maturity date of the notes and an increase in the interest paid thereon from 5.5% to 11%, and the issuance of additional notes at 11%.  The increase in arbitration was due to costs associated with the enforcement and collection of the Arbitral Award.

 Overall, total expenses for the three months ended March 31, 2015 increased by approximately $0.9 million from the comparable period in 2014

	2015	2014	Change
Corporate general and administrative	$ 736,192	$ 600,581	$ 135,611
Exploration	58,172	267,469	(209,297)
Legal and accounting	91,739	142,227	(50,488)
	886,103	1,010,277	(124,174)

Venezuelan operations	28,615	28,621	(6)
Arbitration	435,609	9,668	425,941
Equipment holding costs	198,239	217,154	(18,915)
Interest expense	2,180,367	1,542,261	638,106
	2,842,830	1,797,704	1,045,126
Total Expenses for the Period	$ 3,728,933	$ 2,807,981	$ 920,952

SUMMARY OF QUARTERLY RESULTS

Quarter ended	3/31/15	12/31/14	9/30/14	6/30/14	3/31/14	12/31/13	9/30/13	6/30/13
Other Income (loss)	$16,602	$(7,099,515)	$(3,967)	$(162,556)	$(5,632)	$(104,405)	($78,304)	$(23,123)
Net loss
before tax	(3,712,331)	(10,616,891)	(7,102,929)	(4,347,337)	(2,813,613)	(4,273,836)	(3,835,911)	(4,119,566)
Per share	(0.05)	(0.14)	(0.09)	(0.06)	(0.04)	(0.06)	(0.05)	(0.06)
Fully diluted	(0.05)	(0.14)	(0.09)	(0.06)	(0.04)	(0.06)	(0.05)	(0.06)
Net loss	(3,712,331)	(10,616,891)	(7,102,929)	(4,347,337)	(2,813,613)	(4,273,836)	(3,835,911)	(4,119,566)
Per share	(0.05)	(0.14)	(0.09)	(0.06)	(0.04)	(0.06)	(0.05)	(0.06)
Fully diluted	(0.05)	(0.14)	(0.09)	(0.06)	(0.04)	(0.06)	(0.05)	(0.06)

Other income in the first quarter of 2015 was primarily due to foreign exchange gain. Other income (loss) in the fourth quarter of 2014 was primarily due to write down of property and equipment and loss on impairment of marketable securities. In the second quarter of 2014 the loss was related to loss on debt restructuring due to the remaining unamortized discount on convertible notes prior to the restructuring.  Other income (loss) during 2013 and the first and third quarters of 2014 consisted of foreign currency gains (losses), losses on marketable securities and interest income.

Net loss increased in the fourth quarter of 2014 due to a write-down of property and equipment. In the third quarter of 2014 the loss increase was related to $3.4 million in legal fees due as a result of the Award (including $2.9 million remaining unpaid as of March 31, 2015). The increase in net loss during the second quarter of 2014 was primarily due to the restructuring of convertible notes and the write-off of mineral property. The decrease in net loss during the first quarter of 2014 was primarily due to decreases in arbitration expense and non-cash compensation expense. The increase in net loss in the fourth quarter of 2013 was related to costs associated with the arbitration oral hearing. Net loss in the third quarter of 2013 decreased mainly as a result of a decrease in non-cash compensation.

Off-Balance Sheet Arrangements

The Company is not a party to any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on the Company’s financial condition, changes in financial condition, revenues, expenses, results of operations, liquidity, capital expenditures or capital resources.